UNITED STATES
securities and exchange commission

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Origin Real Estate Credit Interval Fund

Address of Principal Office (No. & Street, City, State, Zip Code):

4600 S. Syracuse Street, 9th Floor

Denver, CO 80237

Telephone Number (including area code):  (303) 256-6497

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street

Corporation Trust Center
Wilmington, Delaware 19801

With copies of Notices and Communications to:

Joseph M. Mannon Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601 (312) 609-7883 jmannon@vedderprice.com	Nathaniel Segal Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601 (312) 609-7747 nsegal@vedderprice.com	Michael McVickar General Counsel Origin Investments 121 W. Wacker, Suite 1000 Chicago, IL 60601 (800) 628-8008

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES     ☒                          NO     ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 9th day of May, 2025.

Origin Real Estate Credit Interval Fund

By:	/s/ David Scherer
David Scherer
Trustee

Attest:

By:	/s/ Michael McVickar
Michael McVickar, Chief Legal Officer
Origin Real Estate Credit Interval Fund